UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SINCLAIR BROADCAST GROUP, INC.

(Name of Subject Company (Issuer))

SINCLAIR TELEVISION GROUP, INC.

(Name of Filing Person (Offeror))

6% Convertible Subordinated Debentures due 2012	829226AV1
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

David D. Smith

Chairman of the Board, President and Chief Executive Officer

Sinclair Television Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.
Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, NW

Washington, D.C. 20037

(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,250,000	$4,225

*                                         The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $60.0 million in aggregate principal amount of outstanding 6% Convertible Subordinated Debentures due 2012 at the offer price of $987.50 per $1,000 principal amount.

**                                  $71.30 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 4 for fiscal year 2010.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,225
Form or Registration No.:	Schedule TO-I
Filing party:	Sinclair Television Group, Inc.
Date filed:	September 20, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by Sinclair Television Group, Inc., a Maryland corporation (the “Company”), to purchase for cash, on a pro rata basis, up to $60,000,000 in principal amount of the outstanding 6% Convertible Subordinated Debentures due 2012, of the Company’s parent, Sinclair Broadcast Group, Inc., a Maryland corporation (“Sinclair”), at a price of $987.50 per $1,000 in principal amount and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

All of the information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated herein by reference in answer to all items in this Amendment No. 1, and as more particularly set forth below.

ITEM 7.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  Source of Funds.  The information set forth under Item 8.01 of Sinclair’s Current Report on Form 8-K filed on September 21, 2010, relating to the private placement of the senior unsecured notes, including the information set forth in Exhibits 99.1 and 99.3 incorporated therein by reference, hereby amends and supplements the information set forth under the caption “The Offer—Source of Funds” in the Offer to Purchase and is incorporated herein by reference.

(d)  Borrowed Funds.  The information set forth under Item 8.01 of Sinclair’s Current Report on Form 8-K filed on September 21, 2010, relating to the private placement of the senior unsecured notes, including the information set forth in Exhibits 99.1 and 99.3 incorporated therein by reference, hereby amends and supplements the information set forth under the caption “The Offer—Source of Funds” in the Offer to Purchase and is incorporated herein by reference.

ITEM 11.               ADDITIONAL INFORMATION.

(b)  Other Material Information. The information in the Offer to Purchase under the heading “Incorporation of Certain Documents by Reference” is amended and supplemented by adding the following bullet point:

•                  Sinclair’s Current Report on Form 8-K, filed with the Commission on September 21, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINCLAIR TELEVISION GROUP, INC.

	By:	/s/ David B. Amy
	Name:	David B. Amy
	Title:	Secretary
Date: September 22, 2010